# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEREWOLF THERAPEUTICS, INC., CIK 0001785530
CUSIP: 95075A107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 200 TALCOTT AVENUE, 2ND FLOOR, WATERTOWN, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 12/01/2025
Amends the filing with accession number 0001231919-25-000511
Filed by CIK 0001609492
Persons authorized to receive notices and communications: Ansbert Gadicke, c/o MPM BioImpact LLC, 339 Boylston Street, Suite 1100, Boston, Massachusetts (MA), 02116, 617-425-9200

## Reporting persons
- MPM BioVentures 2014, L.P. (CIK 0001609492): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,111,105; shared voting power 0; sole dispositive power 2,111,105; shared dispositive power 0; aggregate amount beneficially owned 2,111,105 (4.3% of the class)
- MPM BioVentures 2014 (B), L.P. (CIK 0001609493): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 140,807; shared voting power 0; sole dispositive power 140,807; shared dispositive power 0; aggregate amount beneficially owned 140,807 (0.3% of the class)
- MPM Asset Management Investors BV2014 LLC (CIK 0001609495): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 72,664; shared voting power 0; sole dispositive power 72,664; shared dispositive power 0; aggregate amount beneficially owned 72,664 (0.1% of the class)
- UBS Oncology Impact Fund L.P. (CIK 0001691428): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,745,647; shared voting power 0; sole dispositive power 1,745,647; shared dispositive power 0; aggregate amount beneficially owned 1,745,647 (3.6% of the class)
- MPM BioVentures 2014 GP LLC (CIK 0001765091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,251,912; sole dispositive power 0; shared dispositive power 2,251,912; aggregate amount beneficially owned 2,251,912 (4.6% of the class)
- MPM BioVentures 2014 LLC (CIK 0001765021): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,324,576; sole dispositive power 0; shared dispositive power 2,324,576; aggregate amount beneficially owned 2,324,576 (4.8% of the class)
- Oncology Impact Fund (Cayman) Management L.P. (CIK 0001721036): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,745,647; sole dispositive power 0; shared dispositive power 1,745,647; aggregate amount beneficially owned 1,745,647 (3.6% of the class)
- MPM BioImpact LLC (CIK 0001687078): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,745,647; sole dispositive power 0; shared dispositive power 1,745,647; aggregate amount beneficially owned 1,745,647 (3.6% of the class)
- ANSBERT GADICKE (CIK 0001134655): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,867,341; sole dispositive power 0; shared dispositive power 4,867,341; aggregate amount beneficially owned 4,867,341 (10% of the class)
- LUKE EVNIN (CIK 0001134657): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,121,694; sole dispositive power 0; shared dispositive power 3,121,694; aggregate amount beneficially owned 3,121,694 (6.4% of the class)
- Todd Foley (CIK 0001473930): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,324,576; sole dispositive power 0; shared dispositive power 2,324,576; aggregate amount beneficially owned 2,324,576 (4.8% of the class)
- MPM ASSET MANAGEMENT LLC (CIK 0001263048): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 334,302; shared voting power 0; sole dispositive power 334,302; shared dispositive power 0; aggregate amount beneficially owned 334,302 (0.7% of the class)
- MPM ONCOLOGY INNOVATIONS FUND LP (CIK 0001719960): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 462,816; shared voting power 0; sole dispositive power 462,816; shared dispositive power 0; aggregate amount beneficially owned 462,816 (1% of the class)
- MPM Oncology Innovations Fund GP LLC (CIK 0001857903): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 462,816; sole dispositive power 0; shared dispositive power 462,816; aggregate amount beneficially owned 462,816 (1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: WEREWOLF THERAPEUTICS, INC.
Address of issuer's principal executive offices: 200 TALCOTT AVENUE, 2ND FLOOR, WATERTOWN, Massachusetts (MA), 02472
Comment:
Explanatory Note: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock (the "Common Stock"), of Werewolf Therapeutics Inc. (the 'Issuer'), as filed with the Securities and Exchange Commission (the "SEC") on May 14, 2021 and as amended by Amendment No. 1 filed November 4, 2025 and Amendment No. 2 filed November 17, 2025 (as amended, the "Original Schedule 13D"). This Schedule 13D/A is being filed by the Filing Persons to report the open market sales of the Issuer's Common Stock by certain Filing Persons.

Items 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 3 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the Filing Persons Owner Profile of this Amendment No. 3 for the aggregate number of Common Stock and percentages of the shares of Common Stock beneficially owned by the Filing Person.

The Common Stock is held as follows:

* 2,111,105 shares are held directly by BV 2014;
* 140,807 shares are held directly by BV 2014(B);
* 72,664 shares are held directly by AM BV2014 LLC;
* 462,816 shares are held directly by MPM OIF;
* 334,302 shares by AM LLC; and
* 1,745,647 shares are held directly by UBS Oncology.

BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B) and, accordingly, may be deemed to beneficially own the shares held by BV 2014 and BV 2014(B).

BV 2014 LLC is the managing member of AM BV2014 LLC and, accordingly, may be deemed to beneficially own the shares held by AM BV2014 LLC.

MPM OIF GP is the general Partner of MPM OIF and, accordingly, may be deemed to beneficially own the shares held by MPM OIF.

BioImpact and Oncology Cayman are the direct and indirect general partners of UBS Oncology and, accordingly, may be deemed to beneficially own the shares held by UBS Oncology.

Drs. Gadicke and Evnin and Mr. Foley are the managing directors of BV 2014 LLC and, accordingly, may be deemed to beneficially own the shares held by BV 2014, BV 2014(B) and AM BV2014 LLC.

Drs. Gadicke and Evnin are the members of AM LLC and managers of MPM OIF GP and, accordingly, may be deemed to beneficially own the shares held by AM LLC and MPM OIF.

Dr. Gadicke is the managing partner of BioImpact and, accordingly may be deemed to beneficially own the shares held by UBS Oncology.

Calculation of the percentage of the shares of Common Stock beneficially owned is based upon 48,540,200 Common Stock outstanding as of October 29, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 4, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the Filing Persons Owner Profile of this Amendment No. 3 for the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
The Reporting Persons sold the following Common Stock in the open market since the date of filing Amendment No. 2:

Date of Price Range Ave. Price Sold by Sold by Sold By Sold by Sold by Sold by
Sale BV 2014 BV 2014(B) AM BV2014 MPM OIF AM LLC UBS Oncology
LLC
11/18/25 $0.8902-$0.9601 $0.93 22,827 1,523 786 5,027 3,613 18,851
11/19/25 $0.901-$0.9806 $0.94 28,768 1,919 990 6,335 4,554 23,758
11/20/25 $0.8506-$0.9556 $0.89 17,850 1,191 614 3,931 2,825 14,741
11/21/25 $0.80-$0.8861 $0.83 27,904 1,861 960 6,145 4,417 23,044
11/24/25 $0.8733-$1.03 $0.98 38,518 2,569 1,325 8,483 6,097 31,810
11/25/25 $0.90-$0.99 $0.92 18,449 1,230 635 4,063 2,920 15,236
11/26/25 $0.9328-$1.01 $0.98 26,343 1,757 907 5,801 4,170 21,755
11/28/25 $0.9681-$1.01 $0.99 8,795 587 303 1,937 1,392 7,263
12/01/25 $0.905-$1.00 $0.94 26,423 1,762 910 5,819 4,182 21,821
12/02/25 $0.852-$0.9246 $0.89 25,712 1,715 884 5,662 4,070 21,234
12/03/25 $0.82-$0.9256 $0.87 24,821 1,656 854 5,466 3,929 20,499
Other persons with the right to receive dividends or sale proceeds: Inapplicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Statement

## Signatures
- MPM BioVentures 2014, L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the Managing Member of MPM BioVentures 2014 GP LLC, the General Partner of MPM BioVentures 2014, L.P. (12/03/2025)
- MPM BioVentures 2014 (B), L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, Managing Member of MPM BioVentures 2014 GP LLC, the General Partner of MPM BioVentures 2014 (B), L.P. (12/03/2025)
- MPM Asset Management Investors BV2014 LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the manager of MPM Asset Management Investors BV2014 LLC (12/03/2025)
- UBS Oncology Impact Fund L.P.: /s/ Ansbert Gadicke, Managing Partner of MPM BioImpact LLC, the GP of Oncology Impact Fund (Cayman) Management L.P., the GP of UBS Oncology Impact Fund L.P. (12/03/2025)
- MPM BioVentures 2014 GP LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the Managing Member of MPM BioVentures 2014 GP LLC (12/03/2025)
- MPM BioVentures 2014 LLC: /s/ Ansbert Gadicke, Managing Director (12/03/2025)
- Oncology Impact Fund (Cayman) Management L.P.: /s/ Ansbert Gadicke, Managing Partner of MPM BioImpact LLC, the General Partner of Oncology Impact Fund (Cayman) Management L.P. (12/03/2025)
- MPM BioImpact LLC: /s/ Ansbert Gadicke, Managing Partner (12/03/2025)
- ANSBERT GADICKE: /s/ Ansbert Gadicke, Ansbert Gadicke (12/03/2025)
- LUKE EVNIN: /s/ Luke Evnin, Luke Evnin (12/03/2025)
- Todd Foley: /s/ Todd Foley, Todd Foley (12/03/2025)
- MPM ASSET MANAGEMENT LLC: /s/ Ansbert Gadicke, Member (12/03/2025)
- MPM ONCOLOGY INNOVATIONS FUND LP: /s/ Ansbert Gadicke, Manager of MPM Oncology Innovations Fund GP LLC, the General Partner of MPM Oncology Innovations Fund, L.P. (12/03/2025)
- MPM Oncology Innovations Fund GP LLC: /s/ Ansbert Gadicke, Manager (12/03/2025)